UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        CHRISTIANA COMPANIES, INC.
                             (Name of Issuer)

                  COMMON STOCK, $1.00 PAR VALUE PER SHARE
                      (Title of Class of Securities)

                                0001708191
                              (CUSIP Number)


                            ALBERT O. NICHOLAS
                    700 NORTH WATER STREET, SUITE 1010
                        MILWAUKEE, WISCONSIN 53202
                              (414) 272-6133
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             JANUARY 3, 1995
         (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

     Check the following box if a fee is being paid with this statement x. (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     NOTE:   Six  copies  of this statement, including  all  exhibits,
     should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 0001708191                          Page    2    of    6    Pages
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1     NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      ALBERT O. NICHOLAS, ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                        (b) x
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSRE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
  NUMBER OF              310,700
   SHARES       --------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY               -0-
    EACH        --------------------------------------------------------------
 REPORTING        9      SOLE DISPOSITIVE POWER
PERSON WITH              310,700
                --------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      310,70
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.98%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      The title of the class of equity securities to which this statement relates is Common Stock, $1.00 par value per share, of Christiana Companies, Inc. The name and address of the principal executive offices of the issuer of such securities is Christiana Companies, Inc. (the "Company"), 777 East Wisconsin Avenue, Suite 3380, Milwaukee, Wisconsin 53202.


ITEM 2.  IDENTITY AND BACKGROUND

      The following information is provided for each reporting person:

          (a)  Name:   Albert O. Nicholas

          (b)  Business Address:   700 North Water Street, Suite 1010
                                   Milwaukee, Wisconsin 53202

          (c) Principal Occupation and Name, Business and Address Where Such Employment is Conducted: President and director of Nicholas Company, Inc., a registered investment adviser; President, Director and Portfolio Manager of Nicholas Fund, Inc., Nicholas Income Fund, Inc., Nicholas Money Market Fund, Inc. and Nicholas Equity Income Fund, Inc., registered investment companies; President and Director of Nicholas II, Inc. and Nicholas Limited Edition, Inc., registered investment companies.

          (d)  Criminal Proceedings:  none.

          (e)  Civil Proceedings:  none.

          (f)  Citizenship:   Albert O.  Nicholas  is  a  United States
               Citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Albert O. Nicholas purchased the shares of Common Stock for cash, with personal funds. A description of the most recent transactions are as follows:


 TRADE DATE OF THE             TYPE OF                  NUMBER OF           PER SHARE
    TRANSACTION              TRANSACTION             SHARES PURCHASED    PURCHASE PRICE
  January 3, 1995    Privately-negotiated purchase       50,000              $28.00

                                      -3-

ITEM 4.  PURPOSE OF TRANSACTION

      The shares of Common Stock reported hereby were purchased for investment purposes only. Shares of Common Stock may be acquired or disposed of for investment purposes in brokerage transactions or privately negotiated transactions. Mr. Nicholas has no present plans with respect to any specific level of purchases or dispositions of shares of Common Stock, but may effect additional purchases or dispositions based on considerations such as market factors, evaluations of the investment prospects of the shares of Common Stock and personal investment objectives. Mr. Nicholas has been a director of the Company since January of 1990.

      Mr. Nicholas does not have any other plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)   Change  in  the  Company's  charter,  bylaws   or
                instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange;

          (i)   A  class  of  equity securities  of  the  Company
                becoming   eligible  for  termination  of  registration
                pursuant to Section 12(g)(4) of the Act; or

          (j)   Any  action  similar to any of  those  enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a)  Number and Percent Owned.

                     Albert O. Nicholas beneficially owns 310,700
               shares of Common Stock, representing 5.98% of the total number of shares of Common Stock issued and outstanding (based on 5,195,630 shares of Common Stock issued and outstanding as of September 15, 1995, as reported in the Company's Form 10-K for the fiscal year ended June 30, 1995).

          (b)  Voting and Dispositive Power.

                    All shares of Common Stock beneficially owned
               by Albert O. Nicholas are owned with sole voting and dispositive power.

          (c)  Transactions Within the Past 60 Days.

                      Reference   is  made  to  the   information
               contained in the response to Item 3 hereof.

          (d)  Right to Direct Dividends or Proceeds From Sale.

                    Not applicable, other than as such rights may
               exist under the Wisconsin Uniform Marital Property Act.

          (e)  Date Reporting Person Ceased to be a 5% Owner.

                    Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





___________________________________         ___________________________________
           Date                                          Signature



                                                     Albert O. Nicholas
                                                          Name/Title